

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 11, 2018

Mark Adams
Chief Executive Officer
Jacksam Corp
30291 Avenida de Las Banderas, Suite B
Rancho Santa Margarita, CA 92688

      Re: Jacksam Corp
          Registration Statement on Form S-1
          Filed on November 16, 2018
          File no. 333-228422

Dear Mr. Adams:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed on November 16, 2018

Risk Factors, page 8

1.   Add a risk factor highlighting the manufacturing problems that have affected your gross margins since inception.

Our inability to effectively protect our intellectual property would adversely affect..., page 11

2.   Please revise to disclose the expiration date for your Chinese patent. Please similarly revise at page 40.

Our principal stockholders...own a significant percentage or our common stock..., page 13

3.   Please revise to disclose the percentage held by controlling shareholders both prior to and assuming completion of the current offering.

<u>We may have material liabilities that were not discovered before, and have not been discovered since, the closing of the Merger, page 15</u>

4.   Highlight the potential for undisclosed material liabilities as a result of the lack of contact between current management and former management and lack of knowledge or information relating to the business operations conducted by the company between 1989-2016.

<u>We do not have a class of our securities registered under Section 12 of the Exchange Act..., page 16</u>

5.   Your references to being a voluntary filer should be deleted. Please revise this risk factor to make clear that upon effectiveness of this registration statement you will have a reporting obligation under Section 15(d) of the Exchange Act, and highlight the reports (e.g. proxy statements) that you will not be required to provide investors unless you register a class of securities under Section 12 of the Exchange Act.

<u>Management's Discussion and Analysis of Financial Condition or Plan of Operations</u>
<u>Critical Accounting Policies</u>
<u>Revenue Recognition, page 24</u>

6.   We note your disclosure on page 29 that you "recognize the revenue upon down payment." Please clarify and explain at what point in the earnings process you recognize revenue, and why you believe it is appropriate to recognize revenue upon receipt of your customer's deposit. Refer us to the specific accounting literature that is the basis for you policy.

7.   We note on page 30 that your reported results have been materially impacted by defective product returns. Please provide us an analysis of the impact of such products returns, and any other discounts and allowances, if material, on your revenues for each reporting period. Furthermore, explain to us your accounting for product returns (and any other allowances, discounts and rebates), and disclose your accounting policy for such returns and any other material allowances, and quantify the amounts recognized for each of the periods presented.

<u>Results of Operations, page 30</u>

8.   Please expand/revise your discussion under results of operations for all periods to provide a more robust explanation for the changes in line items within your statements of income.
   • We note it is not clear to what extent volume, price changes, and product mix impacted the increase in net revenues or the reasons for the changes in these components. Please expand the revenue discussion to separately quantify the change in revenues due to changes in price and volume for the 710 Shark cartridge filling machines, the 710 Captain cartridge capping machines, and your proprietary

cartridges.
- We note your discussion and analysis of cost of sales is limited to the context of gross profit which does not address your cost of sales directly. Please expand your disclosure to provide separate quantification and discussion of changes in significant components of cost of sales that caused the item to materially vary from the prior period.
- We note that the increase in operating expenses was due in part to SG&A expenses, including employee count and hiring an outsourced marketing agency. Please quantify these changes and provide the actual cost figures necessary to put these changes in proper context.

We encourage you to provide quantification of amounts and further clarification throughout your discussion. See Item 303(a)(3) of Regulation S-K.

9. We note on page 30 that a majority of your products are manufactured in China. Please disclose the material terms of these manufacturing arrangements including any minimum purchase obligations or other commitments.

Description of Business, page 35

10. Please revise to include disclosure concerning existing or probable governmental regulations on your business. Please refer to Item 101(h)(4)(ix) of Regulation S-K.

Our Products
Vaporizers-Cartridges and Disposables, page 39

11. It does not appear that the picture under this heading is representative of your proprietary cartridges. Please advise.

Plan of Distribution, page 50

12. We note that the market for your common stock is illiquid, so it is unclear how the restrictions imposed upon the resale of the shares underlying the 2017 Debentures will be enforced. Please clarify how the determinations of daily volume and sales prices will be made.

Signatures, page 58

13. Please indicate who is signing the registration statement in the capacity of principal accounting officer or controller.

Financial Statements
Note 2: Significant Accounting Policies
e) Cash and Cash Equivalents, page F-6

14. With a view towards comprehensive footnote disclosure, please explain the nature of your customer deposits, including whether related revenues are deferred, and specifically

tell us if the deposits include agreements that legally restrict your ability to freely withdrawal or make use the deposited cash. If so, it appears you should report restricted cash as a separate line-item on your balance sheet in accordance with 5.02.1 of Regulation S-X. Please revise or advise us.

j) Revenue Recognition, page F-8

15.   We note your adoption of the new revenue recognition standard, ASC 606, on January 1, 2017. Please revise your revenue recognition policy disclosures to reflect your full compliance with this guidance or advise us.

Note 7: Accrued Liabilities - Other, page F-29

16.   We note your disclosure regarding the accrued liability of $1,642,118. Please explain to us, in detail, the facts and circumstances concerning your recognition of this liability in your financial statements including:

- why you have recorded it on your balance sheet as of September 30, 2018;
- how you became aware of the existence of the obligation and whether any creditors have notified the Company regarding unpaid obligations of China Grand Resorts, Inc.;
- why it is not reflected on the China Grand Resorts, Inc balance sheets as of June 30, 2018 and September 30, 2017; and
- an explanation of how you recorded the accrual i.e. the other side of the journal entry.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joseph Cascarano, Staff Accountant, at 202-551-3376, or Robert S. Littlepage, Accounting Branch Chief, at 202-551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at 202-551-3415, or Larry Spirgel, Assistant Director, at 202-551-3815, with any other questions.

Sincerely,

Division of Corporation Finance
Office of Telecommunications

cc: Bryan Clark